

July 12, 2013

<u>Via E-Mail</u>
Gregory Anderson
Chief Executive Officer
Pacific Booker Minerals, Inc.
#1103-1166 Alberni Street
Vancouver, British Columbia
Canada V6E 3Z3

   Re: Pacific Booker Minerals, Inc.
      Form 20-F for Fiscal Year Ended January 31, 2013
      Filed May 31, 2013
      File No. 001-33649

Dear Mr. Anderson:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/Tia L. Jenkins

           Tia L. Jenkins
           Senior Assistant Chief Accountant
           Office of Beverages, Apparel, and
           Mining